SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 3
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

D.R. HORTON, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	75-2386963 (I.R.S. Employer Identification Number)

301 Commerce St., Suite 500 Fort Worth, Texas 76102 (Address of principal executive offices)	76102 (Zip code)

If this form relates to the registration
of a class of securities pursuant to
Section 12(b) of the Exchange Act and is
effective pursuant to General Instruction
A.(c), please check the following box.  ☑

If this form relates to the registration of
a class of securities pursuant to Section
12(g) of the Exchange Act and is effective
pursuant to General Instruction A.(d),
please check the following box.  ☐

Securities Act registration statement file number to which this form relates:
(If Applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, par value $.01 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     The securities registered hereunder are D.R. Horton’s common stock, par value $.01 per share. D.R. Horton’s authorized capital stock consists of 1,000,000,000 shares of its common stock and 30,000,000 shares of its preferred stock, par value $.10 per share.
     Holders of D.R. Horton common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Directors are elected by plurality vote. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect D.R. Horton’s entire board of directors.
     Holders of D.R. Horton common stock have no preemptive rights. They are entitled to such dividends as may be declared by D.R. Horton’s board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On D.R. Horton’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in D.R. Horton’s net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.
     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.
     The following provisions in D.R. Horton’s charter or bylaws may make a takeover of D.R. Horton more difficult:
•	an article in D.R. Horton’s charter prohibiting stockholder action by written consent;

•	an article in D.R. Horton’s charter requiring the affirmative vote of the holders of two-thirds of the outstanding shares of common stock to remove a director;

•	a bylaw limiting the persons who may call special meetings of stockholders to D.R. Horton’s board of directors or a committee authorized to call a meeting by the board or the bylaws; and

•	bylaws providing time limitations for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders’ meetings.
     These provisions may delay stockholder actions with respect to business combinations and the election of new members to D.R. Horton’s board of directors. As such, the provisions could discourage open market purchases of D.R. Horton common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.
     D.R. Horton’s board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of D.R. Horton preferred stock in one or more series,

and by filing a certificate pursuant to the applicable law of the State of Delaware, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including without limitation:
•	the title of the series of preferred stock;

•	any limit upon the number of shares of the series of preferred stock which may be issued;

•	the preference, if any, to which holders of the series of preferred stock will be entitled upon D.R. Horton’s liquidation;

•	the date or dates on which D.R. Horton will be required or permitted to redeem the preferred stock;

•	the terms, if any, on which D.R. Horton or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

•	the voting rights, if any, of the holders of the preferred stock;

•	the dividends, if any, which will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends and may be cumulative or non-cumulative;

•	the right, if any, of holders of the preferred stock to convert it into another class of D.R. Horton stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which D.R. Horton will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock; and

•	any other material terms of the preferred stock.
The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the shares of D.R. Horton common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of preferred stock.
     As a Delaware corporation, D.R. Horton is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” from engaging in a “business combination” with D.R. Horton for three years following the date that person became an interested stockholder, unless:
•	before that person became an interested stockholder, D.R. Horton’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of D.R. Horton’s voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of D.R. Horton or held by certain employee stock plans; or

•	on or following the date on which that person became an interested stockholder, the business combination is approved by D.R. Horton’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66-2/3% of D.R. Horton’s outstanding voting stock excluding shares held by the interested stockholder.
     An “interested stockholder” is generally a person owning 15% or more of D.R. Horton’s outstanding voting stock. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.
Item 2. Exhibits.
     The following exhibits are incorporated by reference to documents previously filed as indicated below.

Exhibit
No.	Description
1	D.R. Horton’s Amended and Restated Certificate of Incorporation, as amended (previously filed as Exhibit 3.1 to D.R. Horton’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006 and incorporated herein by reference).

2	D.R. Horton’s Amended and Restated Bylaws (previously filed as Exhibit 3.1 to D.R. Horton’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, filed with the SEC on February 16, 1999 and incorporated herein by reference).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

D.R. HORTON, INC.
Date: May 9, 2006	/s/ BILL W. WHEAT
Bill W. Wheat
Executive Vice President and Chief Financial Officer

S-1

EXHIBIT INDEX

Exhibit
No.	Description
1	D.R. Horton’s Amended and Restated Certificate of Incorporation, as amended (previously filed as Exhibit 3.1 to D.R. Horton’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006 and incorporated herein by reference).

2	D.R. Horton’s Amended and Restated Bylaws (previously filed as Exhibit 3.1 to D.R. Horton’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, filed with the SEC on February 16, 1999 and incorporated herein by reference).